                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                SCHEDULE 14D-1/A

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 1)(1)
                                      AND
                                 SCHEDULE 13D/A
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                            VALLEY FORGE CORPORATION
                                ---------------

                       (Name of Subject Company [Issuer])

                             KCI ACQUISITION CORP.
                              KEY COMPONENTS, LLC
                                ---------------

                                   (Bidders)

                          COMMON STOCK, $.50 PAR VALUE
                            ------------------------

                         (Title of Class of Securities)

                                   919640102
                            ------------------------

                     (CUSIP Number of Class of Securities)

                                    COPY TO:

Alan L. Rivera
Key Components, LLC                                    Michael J. Emont
c/o Millbrook Capital Management, Inc.                 Rubin Baum Levin Constant & Friedman
Carnegie Hall Tower                                    30 Rockefeller Plaza
152 West 57th Street                                   29(th) Floor
New York, New York 10019                               New York, New York 10112

                 (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on Behalf of Bidder)

                                     14D-1

CUSIP No. 919640102                                                  Page 2 of 8
--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS

                                Key Components, LLC

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /

                                                                         (b) /X/

--------------------------------------------------------------------------------

3   SEC USE ONLY

--------------------------------------------------------------------------------

4   SOURCE OF FUNDS*

    BK, AF
--------------------------------------------------------------------------------

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e)                                            / /

--------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------

7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,186,161 shares (1)
--------------------------------------------------------------------------------

8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
    CERTAIN SHARES*                                                          / /

--------------------------------------------------------------------------------

9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    52.8%
--------------------------------------------------------------------------------

10  TYPE OF REPORTING PERSON*

    OO
--------------------------------------------------------------------------------

(1) The Reporting Person disclaims beneficial ownership of such shares and this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this statement.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     14D-1

CUSIP No. 919640102                                                  Page 3 of 8
--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS

                                Key Components, Inc.

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /

                                                                         (b) /X/

--------------------------------------------------------------------------------

3   SEC USE ONLY

--------------------------------------------------------------------------------

4   SOURCE OF FUNDS*

    BK, AF
--------------------------------------------------------------------------------

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e)                                            / /

--------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
--------------------------------------------------------------------------------

7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,186,161 shares (1)
--------------------------------------------------------------------------------

8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
    CERTAIN SHARES*                                                          / /

--------------------------------------------------------------------------------

9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    52.8%
--------------------------------------------------------------------------------

10  TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------

(1) The Reporting Person disclaims beneficial ownership of such shares and this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this statement.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     14D-1

CUSIP NO. 919640102                                            Page 4 of 8 Pages
--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS

                               KCI Acquisition Corp.

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /

                                                                         (b) /X/

--------------------------------------------------------------------------------

3   SEC USE ONLY

--------------------------------------------------------------------------------

4   SOURCE OF FUNDS*

    BK, AF
--------------------------------------------------------------------------------

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e)                                            / /

--------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------

7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,186,161 shares (1)
--------------------------------------------------------------------------------

8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
    CERTAIN SHARES*                                                          / /

--------------------------------------------------------------------------------

9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    52.8%
--------------------------------------------------------------------------------

10  TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------

(1) The Reporting Person disclaims beneficial ownership of such shares and this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this statement.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

    This Amendment No. 1 to the Tender Offer Statement on Schedule 14D-1 and Amendment No. 1 to the Schedule 13D (the "Schedule 14D-1") relates to the offer (the "Offer") by KCI Acquisition Corp., a Delaware corporation (the "Offeror") and a direct wholly-owned subsidiary of Key Components, LLC, a Delaware limited liability company (the "Parent"), which is a direct wholly-owned subsidiary of Key Components, Inc., a New York corporation ("KCI"), to purchase all outstanding shares of common stock, par value $.50 per share (the "Shares"), of Valley Forge Corporation, a Delaware corporation (the "Company"), at a price of $19.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated December 9, 1998, as supplemented by the Supplement to Offer to Purchase, dated December 31, 1998 (collectively, the "Offer to Purchase") and in the related Letter of Transmittal, copies of which have been attached to the Schedule 14D-1 as Exhibits (a)(1), (a)(9) and (a)(2), respectively.

    Capitalized terms used but not defined herein have the meanings specified for such terms in the Offer to Purchase and the Schedule 14D-1.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

    (b) The information set forth in the Introduction, Section 8 ("Certain Information Concerning the Company"), and Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") of the Offer to Purchase, as supplemented is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    (a)-(c) The information set forth in Section 13 ("The Merger Agreement, the Stockholder Agreements and the SG Cowen Commitment Letter") of the Offer to Purchase, as supplemented is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

    (f) The information set forth in the Supplement to the Offer to Purchase, dated December 31, 1998, a copy of which is attached hereto as exhibit (a)(9), is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    Item 11 of the Schedule 14D-1 is hereby amended by adding the following exhibits:

(a)(9)     Form of Supplement to Offer to Purchase dated December 31, 1998.
(b)(3)     Commitment Letter from SG Cowen Securities Corporation and Societe Generale to the
           Parent dated December 24, 1998
(c)(9)     Amendment No. 1 to Agreement and Plan of Merger, dated as of December 28, 1998, among the Parent, the Offeror and the Company.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 1998        KCI ACQUISITION CORP.

                                By:  /s/ ALAN L. RIVERA
                                     -----------------------------------------
                                     Name: Alan L. Rivera
                                     Title: Vice President

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 1998        KEY COMPONENTS, LLC

                                By:  /s/ ALAN L. RIVERA
                                     -----------------------------------------
                                     Name: Alan L. Rivera
                                     Title: Vice President

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 1998        KEY COMPONENTS, INC.

                                By:  /s/ ALAN L. RIVERA
                                     -----------------------------------------
                                     Name: Alan L. Rivera
                                     Title: Vice President